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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                 HUSKER AG, LLC f/k/a HUSKER AG PROCESSING, LLC
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                                (Name of Issuer)


                                Membership Units
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                         (Title of Class of Securities)


                                  448047-10-0
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                                 (CUSIP Number)

                                 with copies to:

                                 William D. Sapp
                                 P.O. Box 45305
                              Omaha, NE 68145-0305
                                 (402) 895-2202

                                       and

                               Victoria H. Finley
                               Baird Holm Law Firm
                               1500 Woodmen Tower
                              Omaha, Nebraska 68102
                                 (402) 344-0500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2002
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            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
          (S)240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 448047-10-01

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         47-0846300

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)                                 [_]

         (b)                                 [_]

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      3. SEC Use Only ..................................................

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      4. Source of Funds (See Instructions)

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                  [_]

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      6. Citizenship or Place of Organization.  Nebraska

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Number of                     7.    Sole Voting Power:   0
Shares                        --------------------------------------------------
                              8.    Shared Voting Power:  0
Beneficially                  --------------------------------------------------
Owned by                      9.    Sole Dispositive Power: 0
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Each Reporting                10.   Shared Dispositive Power: 0
Person With
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person:  0

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ...........

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     13. Percent of Class Represented by Amount in Row (11): 0.0%

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     14. Type of Reporting Person (See Instructions):  OO

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This Amendment No. 2 amends the Schedule 13D filed by Sapp Bros. Investments,
LLC with the Securities and Exchange Commission (the "SEC") dated April 30, 2002, and Amendment No. 1 filed with the SEC dated May 31, 2002.

ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the Membership Units of Husker Ag, LLC f/k/a Husker Ag Processing, LLC ("Issuer"), a Nebraska limited liability company, having its principal executive offices at 510 West Locust Street, P.O. Box 10, Plainview, Nebraska 68769.

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Sapp Bros. Investments, LLC (the "Reporting Person"), as a Nebraska limited liability company.

        (b) The Reporting Person's principal business address is 9915 South 148th Street, Omaha, Nebraska 68138.

        (c) The Reporting Person is organized to engage in the making of investments in business enterprises and the providing of services related thereto.

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Not applicable.  See Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

        This statement is being filed to report the disposition of beneficial ownership of 2,540 Membership Units held by the Reporting Person to The Better Energy Company, LLC on October 23, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) Prior to the disposition of Membership Units described above, the Reporting Person held 2,540 Membership Units, 16.6% of the outstanding Membership Units of the Issuer, based on the most recently published financial information provided by the Issuer.

        (b)   Not applicable

        (c) On October 23, 2002, the Reporting Person sold 2,540 Membership Units to The Better Energy Company, LLC, a South Dakota limited liability company. The total amount of compensation paid to, or to the benefit of, the Reporting Person in exchange for the Membership Units was $2,672,873.74 ($1,052.31 per Membership Unit) by wire transfer at Stearns Bank N.A., St. Cloud, Minnesota.

        (d)   Not applicable.

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        (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Membership Units in the Issuer on October 23, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        No exhibits are included in this Amendment No. 2. Please see Schedule 13D dated April 30, 2002 for additional information. Please see Schedule 13D dated May 31, 2002 for additional information.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2002

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Date


/s/ William D. Sapp
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Signature

William D. Sapp, Chairman of the Board of Managers of Sapp Bros. Investments LLC

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Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)